UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 11-K
_____________________________________
(Mark one)
☒    Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for fiscal year ended December
31, 2011.

OR

☐    Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-00395
______________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCR Savings Plan

B.	Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:
NCR Corporation

3097 Satellite Boulevard, Duluth Georgia 30096

NCR Savings Plan
Index
December 31, 2011 and 2010

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)*	12-21
Signatures	22
Exhibits	23

*
Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and
Administrator of NCR Savings Plan:

In our opinion, the accompanying Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of NCR Savings Plan (the “Plan”) at December 31, 2011 and December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 27, 2012

NCR Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	December 31,
	2011	2010
Assets
Investments at fair value	$1,045,319,118	$1,145,374,530
Contributions receivable:
Participants	546,112	830,071
Employer	125,150	196,065
Notes receivable from participants	11,720,898	11,686,793
Due from broker for securities sold	698,240	814,593
Total assets	1,058,409,518	1,158,902,052
Liabilities
Due to broker for securities purchased	121,782	1,210,190
Accrued expenses	185,921	402,186
Total liabilities	307,703	1,612,376
Net assets for benefits	1,058,101,815	1,157,289,676

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments	$(34,987,551)
Dividends	12,747,681
Total investment loss	(22,239,870)
Contributions
Participant	35,403,247
Employer, net of forfeitures	5,436,442
Total contributions	40,839,689
Interest on notes receivable from participants	578,583
Total additions	19,178,402
Deductions from net assets attributed to:
Benefits paid to participants	117,464,061
Administrative expenses	902,202
Total deductions	118,366,263
Net decrease	(99,187,861)
Net assets available for benefits
Beginning of year	1,157,289,676
End of year	$1,058,101,815

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan
Notes to Financial Statements
Year Ended December 31, 2011

1.Description of the Plan

General
The NCR Savings Plan (the “Plan”) is a defined contribution plan established on May 1, 1985 by NCR Corporation (“NCR”, “Employer”, or the “Company”) to give the Company's employees more control over, and participation in, the accumulation of capital for their retirement.
The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan covers substantially all U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement.
The terms of the Plan described below are applicable to the majority of participants. Different terms are applicable for a small group of participants in the Plan due to the mergers of legacy 401(k) plans into the Plan. While terms of participants may vary slightly from the terms described below, all participants have substantially the same benefits and requirements.

For a complete description of the Plan, participants should refer to the Plan Document.

Contributions and Funding
All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to 20 percent of their eligible compensation. The maximum contribution percentage limits vary based upon the participant's base salary. Annual tax-deferred contributions per participant for the 2011 Plan year were limited to $16,500.
NCR matches employee contributions by contributing 50 cents for each dollar contributed, up to the first 4% of eligible pay.
Effective June 1, 2002, the Plan was amended in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") to allow employees aged 50 and older to elect to make an additional $1,000 catch-up contribution during the 2002 plan year. Catch-up contribution amounts are not eligible for Employer matching contributions and increased by $1,000 each year through 2006. After 2006, the catch-up contribution adjusted for inflation in $500 increments. The maximum catch-up contribution for 2011 was $5,500.
Participants direct their contributions, as well as the Company's matching contributions, into various investment strategies, mutual funds, market index funds and the NCR Unitized Stock Fund which invests primarily in NCR Common Stock. The investment strategies are comprised of a combination of mutual funds, separately managed accounts and common/collective trusts and are managed to derive returns subject to the associated risk tolerance. The Mutual Fund Window Investments consists of mutual funds (more than 300) which offer a broad range of investment objectives (ranging from conservative to very aggressive and domestic to international) into which participants elect to contribute.
Vesting and Forfeitures
Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning on the participant's hire date. Participants are fully vested in their account balance after five years of service.
Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a “reduction in force,” (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During 2011, forfeitures used to offset Company matching contributions were $2,376,840 and as of December 31, 2011 and 2010 $7,223 and $2,129,417 in forfeitures were available to reduce future employer's contributions.

NCR Savings Plan
Notes to Financial Statements
Year Ended December 31, 2011

Participant Accounts
Each participant's account is credited with the participant's contributions, and an allocation of Company contributions and Plan earnings. Plan earnings are allocated based on participants' account balances and individual investments that make up those balances. Participants' accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.
Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), and participants may withdraw after-tax employee contributions for any reason. The participants may not withdraw any Company matching contributions or any earnings on Company matching or employee contributions until they terminate employment with the Company.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their account balance, whichever is less. The loans are collateralized by the balance in the participant's accounts and bear interest at a fixed rate based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month prior to the month of the transaction. Generally, the term of the loan may be between one and five years. However, there are certain loans which were merged into the Plan and have a maximum term of ten years. Principal and interest is paid ratably through monthly payroll deductions. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount. Loans at December 31, 2011 bear interest at rates ranging from 4.25% to 10.50% and are due at various dates through January 18, 2017. Loans are repaid through payroll deductions.
Withdrawals and Benefits
Participants may withdraw vested balances upon reaching the age of 59 and 1/2, or upon a participant's termination or disability. A participant's beneficiary shall be eligible to receive a distribution of the participant's account upon death of the participant. Hardship withdrawals, as defined by the Plan, may be made from all contributions at any time subject to approval by the Plan's Administrator. On termination of service, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000. Terminated participants with more than $1,000 in vested benefits may elect to receive a lump-sum payment, quarterly installment payments, or leave the vested benefits within the Plan until reaching the above noted retirement age, death and/or disability.
Termination of the Plan
The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. No amendment or termination of the Plan may adversely affect a participant's accrued benefits on the date of the amendment or termination. No amendment may change the requirement that the assets of the NCR Savings Plan Trust (the “Trust”) must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.
Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment.

NCR Savings Plan
Notes to Financial Statements
Year Ended December 31, 2011

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan provides for various investment options in several investment securities and instruments, including the Company's common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could continue to materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Investments in money market funds are short term investments comprised of various marketable instruments with maturities averaging ninety days or less. The underlying securities in these funds are quoted in active markets. Investments in mutual funds are valued at the net asset value ("NAV") of shares held by the Plan at year end. Investments in common collective trust funds include various index funds. The fair values of the Plan's interest in the index funds are based on the net asset values ("NAVs") reported by the fund managers as of the financial statement dates. The index funds provide for daily redemptions by the Plan at reported NAVs with no advance notice requirement. Under unusual circumstances redemptions may be suspended should the withdrawal cause a material adverse impact on other participating plans. Fair values for these investments within the index funds are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. Common stock is valued at the closing price reported on the active market on which the security is traded. All the common collective trust funds have daily liquidity and are not subject to any redemption restrictions at the measurement date. The funds have different trading terms varying from one to three days.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis.

The Plan presents in its Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in fair value of investments, which consists of the realized gains and losses as well as the unrealized appreciation/depreciation on those investments.

Notes Receivable from Participants
Notes receivable from participants are valued at their outstanding balances, plus accrued but unpaid interest.

Due to and from broker for securities purchased and sold
Items represented in other receivables and accounts payable are primarily pending security settlements.

Plan Expenses
All initial and ongoing administrative costs of the Plan are paid by the Company, except for a $50 participant loan application fee and investment advisory fees. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.

NCR Savings Plan
Notes to Financial Statements
Year Ended December 31, 2011

Payments to Withdrawing Participants
The Plan records payments to withdrawing participants at the time of disbursement.
Rollover Contributions
Participant rollover contributions totaling $3,661,636 from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.
Recent Accounting Standards
In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management is in the process of evaluating the impact of the adoption of this update on the Plan's financial statements.

3.	Investments

The following presents investments that represent five percent or more of the Plan's net assets:

	December 31,
	2011	2010
NTGI - QM Collective Daily Aggregate Bond Index Fund,
310,920 and 338,751 shares, respectively	$144,170,207	$145,665,311
Pyramis Select International Equity Fund
524,926 and 568,808 shares, respectively	$57,804,867	$71,186,305
NTGI - QM Collective Daily S&P 500 Equity Index Fund,
18,857 and 21,115 shares, respectively	$71,259,634	$78,084,435

The Plan's assets were also invested in Fidelity Mutual Fund Window investments, the fair value of which was $559,647,236 and $598,920,336 at December 31, 2011 and 2010, respectively. Within the Fidelity Mutual Fund Window, the fair value of the following investment fund represents five percent or more of the Plan's net assets:

	December 31,
	2011	2010
Fidelity Retirement Money Market Fund	**	$57,994,555

** The Fair Value of the Plan's holdings in this investment represents less than 5 percent of net assets as of December 31, 2011.

During 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($34,987,551) as follows:

Year Ended
December 31, 2011

Mutual funds	$(29,025,063)
Common stock	(10,039,737)
Common collective trust funds	1,294,717
Employer common stock	2,782,532
$(34,987,551)

NCR Savings Plan
Notes to Financial Statements
Year Ended December 31, 2011

Fair Value Measurements
The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in its principal market. In accordance with ASC 820, Fair Value Measurements and Disclosures, these measurements are classified and prioritized into a hierarchy framework by the inputs to valuation techniques used to perform the fair value calculation. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1        Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.
Level 2        Inputs to the valuation methodology include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:
Money Market Funds - On a daily basis the fund's net asset value (“NAV”) is calculated using the amortized cost of the securities held in the fund and are classified within Level 2 in the fair value hierarchy tables below.
Mutual funds - Valued at the net asset value ("NAV") of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy tables below.
Common stock and Employer common stock - Valued at the closing price reported on the active markets on which the securities are traded and is classified within Level 1 in the fair value hierarchy tables below.
Common collective trust funds - Valued at the NAV of shares held by the Plan.   The collective trust fund information is reported at the lowest level to the Plan using the audited financial statements of each fund and, as described above, is included in Level 2 in the fair value hierarchy tables below.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level within the fair value hierarchy the Plan's investment assets and investment liabilities at fair value as of December 31, 2011 and 2010.  As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value assessment.

NCR Savings Plan
Notes to Financial Statements
Year Ended December 31, 2011

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Total
Money market fund	$—	$1,205,005	$1,205,005
Mutual funds - Value	49,383,023	—	49,383,023
Mutual funds - Asset Allocation	70,409,205		70,409,205
Mutual funds - Income	226,632,217		226,632,217
Mutual funds - Growth	213,222,791		213,222,791
Common collective trust funds - Equity	—	202,566,606	202,566,606
Common collective trust funds - Bonds	—	144,170,207	144,170,207
Common stocks:
Automobiles & components	2,887,445	—	2,887,445
Banks	7,455,426	—	7,455,426
Capital goods	8,261,123	—	8,261,123
Commercial services & supplies	3,040,318	—	3,040,318
Consumer durables & apparel	1,540,518	—	1,540,518
Diversified financials	4,202,709	—	4,202,709
Energy	8,288,201	—	8,288,201
Food & staples retailing	2,047,629	—	2,047,629
Food beverage & tobacco	4,774,452	—	4,774,452
Health care equipment & services	5,614,843	—	5,614,843
Hotels restaurants & leisure	2,615,901	—	2,615,901
Household & personal products	773,835	—	773,835
Insurance	4,799,475	—	4,799,475
Materials	4,631,649	—	4,631,649
Media	1,885,696	—	1,885,696
Other	159,412	—	159,412
Pharmaceuticals	7,734,742	—	7,734,742
Real estate	3,342,924	—	3,342,924
Retailing	4,476,825	—	4,476,825
Semiconductors	4,248,800	—	4,248,800
Software & services	9,491,163	—	9,491,163
Technology, hardware & equipment	7,295,935	—	7,295,935
Telecommunication services	2,270,484	—	2,270,484
Transportation	2,851,794	—	2,851,794
Utilities	1,485,406	—	1,485,406
Total common stocks	106,176,705	—	106,176,705

Employer common stock	31,553,359	—	31,553,359
Total investment assets at fair value	$697,377,300	$347,941,818	$1,045,319,118

NCR Savings Plan
Notes to Financial Statements
Year Ended December 31, 2011

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Total
Money market fund	$—	$1,034,457	$1,034,457
Mutual funds - Value	47,946,822	—	47,946,822
Mutual funds - Asset Allocation	53,828,397		53,828,397
Mutual funds - Income	94,956,293		94,956,293
Mutual funds - Growth	402,188,824		402,188,824
Common collective trust funds - Equity	—	235,990,835	235,990,835
Common collective trust funds - Bonds	—	145,665,311	145,665,311
Common stocks:
Automobiles & components	3,637,611	—	3,637,611
Banks	8,944,494	—	8,944,494
Capital goods	10,454,029	—	10,454,029
Commercial services & supplies	3,328,968	—	3,328,968
Consumer durables & apparel	4,717,731	—	4,717,731
Diversified financials	11,898,960	—	11,898,960
Energy	11,674,728	—	11,674,728
Food & staples retailing	928,995	—	928,995
Food beverage & tobacco	2,636,510	—	2,636,510
Health care equipment & services	6,561,587	—	6,561,587
Hotels restaurants & leisure	3,243,111	—	3,243,111
Household & personal products	290,966	—	290,966
Insurance	5,145,877	—	5,145,877
Materials	8,122,307	—	8,122,307
Media	2,104,950	—	2,104,950
Other	1,406,962	—	1,406,962
Pharmaceuticals	6,353,030	—	6,353,030
Real estate	3,033,249	—	3,033,249
Retailing	4,026,437	—	4,026,437
Semiconductors	6,854,865	—	6,854,865
Software & services	9,010,974	—	9,010,974
Technology, hardware & equipment	8,456,589	—	8,456,589
Telecommunication services	624,482	—	624,482
Transportation	4,372,615	—	4,372,615
Utilities	4,325,897	—	4,325,897
Total common stocks	132,155,924	—	132,155,924

Employer common stock	31,607,667	—	31,607,667
Total investment assets at fair value	$762,683,927	$382,690,603	$1,145,374,530

There were no transfers of investment assets between Level 1 and 2 of the fair value hierarchy during the year ended December 31, 2011.

NCR Savings Plan
Notes to Financial Statements
Year Ended December 31, 2011

4.	Related Party Transactions
Related party transactions during the year consisted of loans made to participants and investments in NCR Corporation common stock along with investments in funds offered by Pyramis Global Advisors (“Pyramis”), a wholly owned subsidiary of Fidelity Management and Research Company, and by other affiliates of the Plan trustee, Fidelity Management Trust Company. The Plan's primary investment manager is Fidelity Investments (“Fidelity”). An affiliate of Fidelity serves as the record keeper for the Plan's participant data. Another affiliate of Fidelity serves as the trustee of the Plan. The cash receipts and cash disbursements from these investments constitute related party transactions. Related party cash receipts and cash disbursements of the Plan for the Fidelity managed funds totaled $142,764,239 and $150,662,432, respectively, for the year ended December 31, 2011. Purchases and sales of investments managed by Pyramis during the year ended December 31, 2011 totaled $18,949,446 and $30,998,878, respectively. The Company also provides certain administrative, accounting and recordkeeping services to the Plan for which it is not compensated. None of these related party transactions are prohibited transactions as defined under ERISA.

5.	Tax Status
The Company received its latest favorable determination letter, dated January 9, 2004, from the Internal Revenue Service ("IRS") as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been amended since the determination was made. However, the Plan Administrator and the Plan's tax counsel believe this Plan is currently designed and being operated in accordance with applicable sections of the Code and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.	Subsequent Events
The Company has evaluated subsequent events through the date that the NCR Savings Plan Financial Statements were issued. Except as described below, no matters were identified that require adjustment or additional disclosure.

Plan Amendment Effective March 2012, the Plan was amended to allow employees of the sponsors of the Radiant and Texas Digital 401(k) Plans to participate in the Plan.

Plan Mergers Effective May 2012, the Radiant and Texas Digital 401(k) Plans merged into the Plan. The total amount of assets transferred as of the merger date was $52,432,216. Effective March 2012, the First Level Technology, LLC 401(k) Plan merged into the Plan. The total amount of assets transferred as of the merger date was $2,437,234.

Plan Investment Options In March 2012, the Plan's investment options changed to include several new options as well as to discontinue the Fidelity Mutual Fund Window and the NCR Unitized Stock Fund.

NCR Savings Plan

Supplemental Schedule

NCR Savings Plan
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)**
Year Ended December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lender or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par Value or Maturity	(d) Cost****	(e) Current Value
*	PYRAMIS AGGRESSIVE EQUITY FUND	Common Collective Trust Fund		$32,614,509
*	PYRAMIS SELECT INTERNATIONAL EQUITY FUND	Common Collective Trust Fund		57,804,867
	NTGI-QM COLLECTIVE DAILY AGGREGATE BOND INDEX FUND	Common Collective Trust Fund		144,170,207
	NTGI-QM COLLECTIVE DAILY EAFE INDEX FUND	Common Collective Trust Fund		14,444,564
	NTGI-QM COLLECTIVE DAILY RUSSELL 2000 INDEX FUND	Common Collective Trust Fund		26,443,032
	NTGI-QM COLLECTIVE DAILY S&P 500 EQUITY INDEX FUND	Common Collective Trust Fund		71,259,634
				346,736,813

*	NCR Common Stock	COMMON STOCKS		31,553,359
	AAR CORP	COMMON STOCKS		212,787
	ABBOTT LABORATORIES	COMMON STOCKS		716,933
	ACACIA RESEARCH - ACACIA TECH	COMMON STOCKS		395,221
	ACCENTURE PLC CL A	COMMON STOCKS		372,610
	ACCO BRANDS CORP	COMMON STOCKS		8,685
	ACE LTD	COMMON STOCKS		322,552
	ACME PACKET INC	COMMON STOCKS		513,877
	AERCAP HOLDINGS NV	COMMON STOCKS		416,251
	AETNA INC	COMMON STOCKS		639,179
	AFLAC INC	COMMON STOCKS		831,674
	AGRIUM INC	COMMON STOCKS		161,064
	AIRCASTLE LTD	COMMON STOCKS		376,512
	ALIGN TECHNOLOGY INC	COMMON STOCKS		323,277
	ALLIANT TECHSYSTEMS INC	COMMON STOCKS		120,036
	AMAZON.COM INC	COMMON STOCKS		649,125
	AMERICAN FINL GROUP INC OHIO	COMMON STOCKS		309,876
	AMERICAN GREETINGS CORP CL A	COMMON STOCKS		188,901
	AMERICAN PUBLIC EDUCATION INC	COMMON STOCKS		656,038
	AMKOR TECHNOLOGY INC	COMMON STOCKS		168,296
	AMPCO-PITTSBURG CORP	COMMON STOCKS		172,126
	ANCESTRY.COM INC	COMMON STOCKS		424,760
	ANHEUSER BUSCH INBEV NV	COMMON STOCKS		342,468
	ANNALY CAPITAL MGMT INC REIT	COMMON STOCKS		828,324
	ANWORTH MTG ASSET CORP	COMMON STOCKS		187,772
	APPLE INC	COMMON STOCKS		1,296,000
	ARCOS DORADOS HOLDINGS INC A	COMMON STOCKS		184,770
	ARCTIC CAT INC	COMMON STOCKS		139,810

ARM HOLDINGS PLC	COMMON STOCKS	149,064
ARUBA NETWORKS INC	COMMON STOCKS	260,206
ASHFORD HOSPITALITY TR INC	COMMON STOCKS	204,000
ASPEN INSURANCE HLDGS LTD	COMMON STOCKS	159,000
ASSOCIATED BANC CORP	COMMON STOCKS	144,093
AVISTA CORP	COMMON STOCKS	324,450
BAIDU INC SPON ADR	COMMON STOCKS	188,914
BANCO BRADES SA PFD SPON ADR	COMMON STOCKS	151,788
BANCO LATINOAMERICANO COME-E	COMMON STOCKS	264,825
BANK RAKYAT INDONESIA TBK PT	COMMON STOCKS	258,685
BARCLAYS PLC ORD	COMMON STOCKS	226,522
BARRICK GOLD CORP	COMMON STOCKS	244,350
BASF SE	COMMON STOCKS	121,653
BENCHMARK ELECTRONICS INC	COMMON STOCKS	192,621
BHP BILLITON PLC	COMMON STOCKS	284,051
BIG LOTS INC	COMMON STOCKS	200,128
BLACK BOX CORPORATION	COMMON STOCKS	182,260
BLACKROCK INC	COMMON STOCKS	913,480
BMW AG (BAYER MTR WKS) (GERW)	COMMON STOCKS	279,449
BOB EVANS FARMS INC	COMMON STOCKS	301,860
BOISE INC	COMMON STOCKS	184,408
BP PLC SPON ADR	COMMON STOCKS	742,607
BRANDYWINE REALTY TRUST	COMMON STOCKS	327,750
BRIGHTPOINT INC	COMMON STOCKS	151,716
BRITISH AMER TOBACCO PLC (UK)	COMMON STOCKS	246,299
BROADSOFT INC	COMMON STOCKS	760,949
BUFFALO WILD WINGS INC	COMMON STOCKS	13,502
BURBERRY GROUP PLC	COMMON STOCKS	197,152
C T S CORP	COMMON STOCKS	93,840
CABELAS INC	COMMON STOCKS	277,713
CALAMOS ASSET MGMT INC CL A	COMMON STOCKS	138,861
CANADIAN IMP BK OF COMMERCE	COMMON STOCKS	268,090
CAPLEASE INC	COMMON STOCKS	136,552
CAPSTEAD MORTGAGE CORP	COMMON STOCKS	90,812
CARRIZO OIL & GAS INC	COMMON STOCKS	492,745
CATHAY GENERAL BANCORP	COMMON STOCKS	128,398
CATO CORP CL A	COMMON STOCKS	137,940
CAVIUM INC	COMMON STOCKS	350,400
CBL & ASSOCIATES PPTYS INC	COMMON STOCKS	348,540
CELADON GRP INC	COMMON STOCKS	269,963
CELGENE CORP	COMMON STOCKS	650,650
CHECK POINT SOFTWARE TECHS LTD	COMMON STOCKS	341,510
CHEMICAL FINANCIAL CORP	COMMON STOCKS	81,016
CHEVRON CORP	COMMON STOCKS	672,980
CHINA MOBILE LIMITED	COMMON STOCKS	151,476
CHIQUITA BRANDS INTL INC	COMMON STOCKS	108,420

CHUNGHWA TELECOM CO LTD SP ADR	COMMON STOCKS	103,168
CINCINNATI BELL INC	COMMON STOCKS	163,317
CISCO SYSTEMS INC	COMMON STOCKS	764,784
CITIGROUP INC	COMMON STOCKS	723,262
COMMONWEALTH REIT	COMMON STOCKS	181,376
COMMUNITY TRUST BANCORP INC	COMMON STOCKS	129,448
COMSTOCK RESOURCES INC NEW	COMMON STOCKS	784,186
COMTECH TELECOMMUNICATIONS NEW	COMMON STOCKS	120,204
CONCUR TECHNOLOGIES INC	COMMON STOCKS	195,542
CONOCOPHILLIPS	COMMON STOCKS	834,726
CONSOLIDATED GRAPHICS INC	COMMON STOCKS	217,260
CONSTANT CONTACT INC	COMMON STOCKS	636,465
CONVERGYS CORP	COMMON STOCKS	330,743
COOPER TIRE & RUBBER COMPANY	COMMON STOCKS	116,283
COPA HOLDINGS SA CL A	COMMON STOCKS	417,730
COPA HOLDINGS SA CL A	COMMON STOCKS	146,675
CORN PRODUCTS INTL INC	COMMON STOCKS	205,101
CORPORATE EXECUTIVE BRD CO	COMMON STOCKS	205,740
COVIDIEN PLC	COMMON STOCKS	450,100
CSG SYSTEMS INTL INC	COMMON STOCKS	228,005
CSL LIMITED	COMMON STOCKS	204,595
CSS INDUSTRIES INC	COMMON STOCKS	185,256
CUBIST PHARMACEUTICALS INC	COMMON STOCKS	300,122
CURTISS WRIGHT CORPORATION	COMMON STOCKS	162,518
CVS CAREMARK CORP	COMMON STOCKS	780,937
CYBER AGENT INC	COMMON STOCKS	240,465
CYMER INC	COMMON STOCKS	195,308
DANONE NEW	COMMON STOCKS	206,902
DDI CORP	COMMON STOCKS	181,935
DELPHI FINANCIAL GROUP CL A	COMMON STOCKS	261,370
DELUXE CORP	COMMON STOCKS	318,640
DIAGEO PLC	COMMON STOCKS	217,555
DILLARDS INC CL A	COMMON STOCKS	188,496
DYNAMIC MATERIALS CORP	COMMON STOCKS	363,576
DYNEX CAP INC	COMMON STOCKS	124,168
EAST WEST BANCORP INC	COMMON STOCKS	136,275
EBAY INC	COMMON STOCKS	912,933
E-MART CO LTD	COMMON STOCKS	228,088
EMC CORP	COMMON STOCKS	687,126
EMCOR GROUP INC	COMMON STOCKS	195,713
EMERGENT BIOSOL	COMMON STOCKS	378,479
ENCORE CAP GROUP INC	COMMON STOCKS	220,572
ENDO PHARMACEUTICALS HLDGS INC	COMMON STOCKS	296,958
ENDOLOGIX INC	COMMON STOCKS	54,117
ENNIS INC	COMMON STOCKS	191,952
ENTEGRIS INC	COMMON STOCKS	146,580

EXPERIAN PLC	COMMON STOCKS	218,599
FAIRCHILD SEMICON INTL INC	COMMON STOCKS	268,492
FANUC CORPORATION	COMMON STOCKS	275,502
FBL FINANCIAL GROUP INC CL A	COMMON STOCKS	238,140
FEDERAL MOGUL CORP CL A	COMMON STOCKS	123,900
FIFTH THIRD BANCORP	COMMON STOCKS	325,632
FINANCIAL ENGINES INC	COMMON STOCKS	417,571
FIRST BUSEY CORP	COMMON STOCKS	123,500
FIRST FINANCIAL HOLDINGS INC	COMMON STOCKS	89,300
FIRST SOURCE CORP	COMMON STOCKS	182,376
FIVE STAR QUALITY CARE INC	COMMON STOCKS	74,700
FLUSHING FINANCIAL CORP	COMMON STOCKS	165,453
FNB CORP PA	COMMON STOCKS	105,183
FOOT LOCKER INC	COMMON STOCKS	193,104
FORD MOTOR CO	COMMON STOCKS	660,395
FRESH DEL MONTE PRODUCE INC	COMMON STOCKS	295,118
FRESH MARKET INC	COMMON STOCKS	230,422
FTI CONSULTING INC	COMMON STOCKS	195,132
GENCO SHIPPING & TRADING LTD	COMMON STOCKS	27,040
GENERAL ELECTRIC CO	COMMON STOCKS	1,030,273
GENERAL MOTORS CO	COMMON STOCKS	335,468
GFI GROUP INC	COMMON STOCKS	82,812
GLATFELTER	COMMON STOCKS	216,036
GLAXOSMITHKLINE PLC	COMMON STOCKS	206,217
GLOBE SPECIALTY METALS INC	COMMON STOCKS	571,217
GOLDEN AGRI-RESOURCES LTD	COMMON STOCKS	154,338
GOODRICH PETRO CORP	COMMON STOCKS	848,473
GOOGLE INC A	COMMON STOCKS	800,916
GREATBATCH INC	COMMON STOCKS	92,820
GREE INC	COMMON STOCKS	265,321
GROUPON INC CLASS A	COMMON STOCKS	402,285
GT ADVANCED TECHNOLOGIES INC	COMMON STOCKS	154,936
HANSEN MEDICAL INC	COMMON STOCKS	205,432
HAWAIIAN HLDGS INC	COMMON STOCKS	216,340
HEALTH NET INC	COMMON STOCKS	310,284
HI-TECH PHARMACAL INC	COMMON STOCKS	167,227
HORACE MANN EDUCATORS CORP	COMMON STOCKS	216,618
HORSEHEAD HOLDING CORP	COMMON STOCKS	647,468
HOSPITALITY PROPERTY TR REIT	COMMON STOCKS	319,422
HSBC HOLDINGS PLC (HK)	COMMON STOCKS	148,894
HUNTINGTON BANCSHARES INC	COMMON STOCKS	125,172
HURON CONSULTING GROUP INC	COMMON STOCKS	210,164
HYUNDAI MOBIS	COMMON STOCKS	329,428
IMATION CORP	COMMON STOCKS	54,435
INDEPENDENT BANK CORP	COMMON STOCKS	2,857
INDEPENDENT BANK CORP MASS	COMMON STOCKS	57,309

INDUSTRIAL & COM BK OF CHINA H	COMMON STOCKS	147,798
INFINITY PPTY & CASUALTY CORP	COMMON STOCKS	5,674
ING GROEP NV CVA	COMMON STOCKS	141,598
INGLES MARKETS INC-CL A	COMMON STOCKS	167,166
INNERWORKINGS INC	COMMON STOCKS	380,118
INNOSPEC INC	COMMON STOCKS	87,017
INPHI CORP	COMMON STOCKS	580,861
INSULET CORP	COMMON STOCKS	253,734
INTEGRATED DEVICE TECH INC	COMMON STOCKS	141,960
INTEL CORP	COMMON STOCKS	535,925
INTERNATIONAL BANCSHARES CORP	COMMON STOCKS	326,363
INTL BUS MACH CORP	COMMON STOCKS	630,708
IPC THE HOSPITALIST CO	COMMON STOCKS	233,172
IPG PHOTONICS CORP	COMMON STOCKS	480,107
JAPAN TOBACCO INC	COMMON STOCKS	206,951
JAZZ PHARMACEUTICALS INC	COMMON STOCKS	213,431
JOHNSON & JOHNSON	COMMON STOCKS	688,590
JOURNAL COMMUNICATIONS INC A	COMMON STOCKS	210,760
JPMORGAN CHASE & CO	COMMON STOCKS	766,413
KASIKORNBANK PCL NVDR	COMMON STOCKS	210,797
KDDI CORP	COMMON STOCKS	244,397
KENSEY NASH CORP	COMMON STOCKS	69,084
KINDRED HEALTHCARE INC	COMMON STOCKS	151,833
LAND SECURITIES GROUP PLC	COMMON STOCKS	232,840
LAWSON INC	COMMON STOCKS	112,376
LENDER PROCESSING SVCS INC	COMMON STOCKS	122,067
LEXMARK INTERNATIONAL INC CL A	COMMON STOCKS	162,043
LIBERTY GLOBAL INC CL A	COMMON STOCKS	147,708
LIFE PARTNERS HOLDINGS INC	COMMON STOCKS	51,034
LIFE TIME FITNESS INC	COMMON STOCKS	377,974
LOWES COS INC	COMMON STOCKS	696,047
LULULEMON ATHLETICA INC	COMMON STOCKS	102,652
MACAU BASKET(JPM)(CWT)4/15/16	COMMON STOCKS	159,412
MAGELLAN HLTH SERVICES INC	COMMON STOCKS	123,675
MAIDEN HLDGS LTD	COMMON STOCKS	120,888
MAINSOURCE FINACIAL GROUP INC	COMMON STOCKS	150,110
MARKETAXESS HLDGS INC	COMMON STOCKS	50,976
MEDTRONIC INC	COMMON STOCKS	680,850
MELCO CROWN ENTERTNMT LTD ADR	COMMON STOCKS	153,439
MELLANOX TECH LTD (USA)	COMMON STOCKS	242,861
METLIFE INC	COMMON STOCKS	882,394
MFA FINANCIAL INC	COMMON STOCKS	288,288
MICROSOFT CORP	COMMON STOCKS	885,236
MILLICOM INTL CELL SA SDR	COMMON STOCKS	257,527
MITEK SYSTEMS INC	COMMON STOCKS	222,401
MOBILE MINI INC	COMMON STOCKS	478,235

MONTPELIER RE HOLDINGS LTD	COMMON STOCKS	289,325
MYRIAD GENETICS INC	COMMON STOCKS	290,543
NACCO INDUSTRIES INC CL A	COMMON STOCKS	276,582
NASH-FINCH CO	COMMON STOCKS	155,184
NATIONAL AUSTRALIA BANK LTD	COMMON STOCKS	202,556
NATIONAL GRID PLC	COMMON STOCKS	208,384
NEENAH PAPER INC	COMMON STOCKS	247,752
NELNET INC CL A	COMMON STOCKS	349,921
NESTLE SA (REG)	COMMON STOCKS	218,725
NEW GOLD INC	COMMON STOCKS	139,301
NEWMARKET CORP	COMMON STOCKS	277,354
NISSAN MOTOR CO LTD ORD	COMMON STOCKS	258,944
NN INC	COMMON STOCKS	79,200
NORFOLK SOUTHERN CORP	COMMON STOCKS	650,276
NORTHWESTERN CORP	COMMON STOCKS	157,476
NOVARTIS AG (REG)	COMMON STOCKS	242,498
NTT DOCOMO INC	COMMON STOCKS	207,750
NUVASIVE INC	COMMON STOCKS	425,416
OM GROUP INC	COMMON STOCKS	78,365
OMEGA PROTEIN CORP	COMMON STOCKS	75,578
ORBITAL SCIENCES CORP	COMMON STOCKS	114,787
ORIENTAL FINANCIAL GROUP INC	COMMON STOCKS	231,301
OVERSEA-CHINESE BKG CORP LTD	COMMON STOCKS	218,514
PAR PHARMACEUTICALS COS INC	COMMON STOCKS	327,300
PARKER DRILLING CO	COMMON STOCKS	235,893
PARKER HANNIFIN CORP	COMMON STOCKS	533,750
PDL BIOPHARMA INC	COMMON STOCKS	139,500
PENNSYLVANIA RE INVSTMENT TR	COMMON STOCKS	73,080
PEPSICO INC	COMMON STOCKS	811,129
PFIZER INC	COMMON STOCKS	926,192
PHARMERICA CORP	COMMON STOCKS	25,806
PHH CORP	COMMON STOCKS	59,920
PHILIP MORRIS INTL INC	COMMON STOCKS	904,482
PHILIP MORRIS INTL INC	COMMON STOCKS	137,340
PICC PROPERTY & CASUALTY CO H	COMMON STOCKS	100,990
PNC FINANCIAL SERVICES GRP INC	COMMON STOCKS	870,817
POLYPORE INTERNATIONAL INC	COMMON STOCKS	586,167
PORTLAND GENERAL ELECTRIC CO	COMMON STOCKS	321,183
POTASH CORP OF SASKATCHEWN(US)	COMMON STOCKS	202,272
POWER ASSETS HOLDINGS LTD	COMMON STOCKS	210,816
PRESIDENTIAL LIFE CORP	COMMON STOCKS	102,897
PROCTER & GAMBLE CO	COMMON STOCKS	773,836
PRUDENTIAL PLC	COMMON STOCKS	313,839
PULSE ELECTRONICS CORP	COMMON STOCKS	31,920
QLIK TECHNOLOGIES INC	COMMON STOCKS	230,505
QUAKER CHEMICAL CORP	COMMON STOCKS	128,337

QUALCOMM INC	COMMON STOCKS	632,059
QUESTCOR PHARMACEUTICALS INC	COMMON STOCKS	505,197
QUICKSILVER RES INC	COMMON STOCKS	620,192
RADIOSHACK CORP	COMMON STOCKS	124,288
REACHLOCAL INC	COMMON STOCKS	81,255
REDECARD SA	COMMON STOCKS	296,099
RENT A CTR INC	COMMON STOCKS	173,900
REPUBLIC BANCORP INC KY CL A	COMMON STOCKS	151,140
RIO TINTO LTD	COMMON STOCKS	132,520
RIO TINTO PLC (REGD)	COMMON STOCKS	188,465
ROCK TENN COMPANY CL A	COMMON STOCKS	219,260
ROSETTA STONE INC	COMMON STOCKS	238,262
ROYAL DUTCH SHELL PLC CL A(NL)	COMMON STOCKS	343,604
RUBY TUESDAY INC	COMMON STOCKS	117,300
RYDER SYSTEM INC	COMMON STOCKS	69,082
SAFRAN (SOCIETE D APPLICAT)	COMMON STOCKS	73,109
SAIPEM SPA	COMMON STOCKS	271,837
SALIX PHARMACEUTICALS LTD	COMMON STOCKS	211,736
SAMSUNG ELECTRONICS CO LTD	COMMON STOCKS	95,598
SANDVIK AB	COMMON STOCKS	162,570
SANRIO CO LTD	COMMON STOCKS	102,774
SAP AG	COMMON STOCKS	375,897
SCHOLASTIC CORP	COMMON STOCKS	221,778
SCORPIO TANKERS INC	COMMON STOCKS	251,845
SEACHANGE INTL INC	COMMON STOCKS	67,488
SELECTIVE INSURANCE GROUP INC	COMMON STOCKS	99,288
SERVICESOURCE INTL INC	COMMON STOCKS	265,946
SEVEN & I HOLDINGS CO LTD	COMMON STOCKS	373,455
SEVERN TRENT PLC	COMMON STOCKS	56,345
SHIRE PLC	COMMON STOCKS	288,556
SHUTTERFLY INC	COMMON STOCKS	417,646
SINCLAIR BROADCAST GROUP CL A	COMMON STOCKS	155,221
SKILLED HEALTHCARE GROUP CL A	COMMON STOCKS	110,516
SKYWEST INC	COMMON STOCKS	232,915
SOUTHSIDE BANCSHARES INC	COMMON STOCKS	163,750
ST GOBAIN CIE DE	COMMON STOCKS	74,838
STAGE STORES INC	COMMON STOCKS	220,851
STANCORP FINL GROUP INC	COMMON STOCKS	286,650
STANDARD CHARTERED PLC (UK)	COMMON STOCKS	308,825
STANDARD MOTOR PRODUCTS INC	COMMON STOCKS	238,595
START TODAY CO LTD	COMMON STOCKS	121,681
STEVEN MADDEN LTD	COMMON STOCKS	239,775
SUBSEA 7 SA	COMMON STOCKS	306,997
SUN HEALTHCARE GROUP INC	COMMON STOCKS	97,388
SUNCOR ENRGY INC	COMMON STOCKS	346,190
SUSQUEHANNA BANCSHARES INC PA	COMMON STOCKS	193,578

SWATCH GROUP AG (BR)	COMMON STOCKS	214,459
SWEDBANK AB A	COMMON STOCKS	207,765
SWEDISH MATCH AB	COMMON STOCKS	275,512
SYCAMORE NETWORKS INC	COMMON STOCKS	782,230
SYNAGEVA BIOPHARMA CORP	COMMON STOCKS	206,116
TAL INTL GROUP INC	COMMON STOCKS	218,804
TARGET CORP	COMMON STOCKS	570,847
TECH DATA CORP	COMMON STOCKS	316,224
TELECOM CORP NEW ZEALAND LTD	COMMON STOCKS	193,775
TELECOMMUNICATION SYST INC A	COMMON STOCKS	87,420
TELSTRA CORP LTD	COMMON STOCKS	208,518
TENNECO INC	COMMON STOCKS	317,902
TERADYNE INC	COMMON STOCKS	473,302
TESCO CORP	COMMON STOCKS	297,874
TESLA MOTORS INC	COMMON STOCKS	227,081
TESORO CORP	COMMON STOCKS	292,000
TEVA PHARMACEUTICAL IND ADR	COMMON STOCKS	773,903
TEXAS INSTRUMENTS INC	COMMON STOCKS	745,216
TEXAS ROADHOUSE INC	COMMON STOCKS	260,750
TIM PARTICIPACOES SA SPON ADR	COMMON STOCKS	232,200
TIME WARNER INC	COMMON STOCKS	828,510
TITAN MACHINERY INC	COMMON STOCKS	276,514
TORAY INDUSTRIES INC	COMMON STOCKS	264,887
TOTAL SA (FRAN)	COMMON STOCKS	333,309
TUTOR PERINI CORP	COMMON STOCKS	135,740
UNILEVER PLC ORD	COMMON STOCKS	368,533
UNISOURCE ENERGY CORP	COMMON STOCKS	206,752
UNITED CONTINENTAL HLDGS INC	COMMON STOCKS	692,529
UNITED ONLINE INC	COMMON STOCKS	178,976
UNITED RENTALS INC	COMMON STOCKS	582,135
UNITED TECHNOLOGIES CORP	COMMON STOCKS	511,630
UNITEDHEALTH GROUP INC	COMMON STOCKS	626,912
USA MOBILITY INC	COMMON STOCKS	137,313
USEC INC	COMMON STOCKS	56,202
VAALCO ENERGY INC	COMMON STOCKS	170,932
VALIDUS HOLDING	COMMON STOCKS	258,300
VERA BRADLEY INC	COMMON STOCKS	272,513
VISHAY INTERTECHNOLOGY INC	COMMON STOCKS	241,831
VISTAPRINT NV	COMMON STOCKS	431,491
VITRAN CORP INC (US)	COMMON STOCKS	129,243
VODAFONE GROUP PLC	COMMON STOCKS	371,044
W&T OFFSHORE INC	COMMON STOCKS	235,431
WABASH NATIONAL CORP	COMMON STOCKS	724,549
WALTER INVT MGT	COMMON STOCKS	157,927
WEBSTER FINANCIAL	COMMON STOCKS	130,496
WEIR GROUP PLC	COMMON STOCKS	305,880

	WELLS FARGO & CO	COMMON STOCKS	826,800
	WESTERN REFINING INC	COMMON STOCKS	150,177
	WISDOMTREE INVESTMENTS INC	COMMON STOCKS	348,934
	WOLSELEY PLC	COMMON STOCKS	279,574
	WORTHINGTON INDUSTRIES INC	COMMON STOCKS	235,872
	XYRATEX LTD	COMMON STOCKS	150,516
	YUM BRANDS INC	COMMON STOCKS	550,268
	ZOLL MEDICAL CORP	COMMON STOCKS	666,549
			137,730,064

	SSBK STIF	MONEY MARKET	1,205,005
	Total Mutual Fund Window Investments***	Registered Investment Companies	559,647,236
*	Participants	Notes receivable from participants(1)	11,720,898
			1,057,040,016

(1)	Interest rates are between 4.25% - 10.50%. The notes are due at various dates through April 12, 2019.
*	Party-in-interest.
**	This schedule represents those assets required to be reported under Department of Labor Section 2520.103-11 and Form 5500 Schedule H, Line 4i.
***	This line item represents the aggregate value of participant-directed mutual fund investments held within the Mutual Fund Window at Fidelity, which is a party-in-interest.
****	Per Department of Labor Section 2520.103-11(d), cost may be omitted as all investments are participant directed.

Signatures

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCR Corporation, the administrator of the NCR Savings Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NCR Savings Plan

By: /s/ Robert Fishman
Robert Fishman
Senior Vice President and Chief
Financial Officer
NCR Corporation

Date: June 27, 2012

Exhibit Index

Exhibit No. 23    Consent of PricewaterhouseCoopers LLP